Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	Theodore A. Boutacoff

To:	All Eligible Employees

Date:	July 30, 2009

I am pleased to announce that today, IRIDEX launched a voluntary, one-time stock option exchange offer to allow eligible U.S. employees who received certain stock option grants the opportunity to exchange those options for a lesser number of new options with a per share exercise price equal to the closing sale price of our common stock on the new option grant date, which is expected to be August 27, 2009 (the “offer”). Only (i) options granted on or after January 1, 2002, but before January 1, 2009, under the IRIDEX Corporation 2008 Equity Incentive Plan or the IRIDEX Corporation 1998 Stock Plan with an exercise price per share equal to or greater than $3.00, whether vested or unvested, that remain outstanding as of the expiration of this offer, and (ii) options that were granted on February 28, 2007, in connection with the IRIDEX acquisition of the assets of the aesthetics business of Laserscope, at an exercise price of $10.06 per share, that remain outstanding as of the expiration of this offer, whether vested or unvested, are eligible to be exchanged. This offer currently is scheduled to expire on August 27, 2009, at 5:00 p.m., Pacific Daylight Time and new options are scheduled to be granted on the same day. The exercise price per share of all new options will be equal to the closing sale price of our common stock as reported on the NASDAQ Global Market on the new option grant date, which is expected to be August 27, 2009. We cannot predict the exercise price of the new options.

We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for New Options” (referred to as the “Offer to Exchange”) and an Election Form, together with its associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for exchange under this offer and to give you the information necessary to make an informed decision, please refer to the schedule attached to this email that lists your eligible options, the grant date of your eligible options, the number of shares subject to your eligible options that are outstanding and exercisable as of July 30, 2009, the number of shares subject to your eligible options that are unvested as of July 30, 2009, the exercise price of your eligible options and the number of outstanding shares subject to your eligible options. If you did not receive a schedule of your option information or need additional copies of such schedule, you may contact Susan Bruce by phone at (650) 962-8848 extension 3052 or email at sbruce@iridex.com.

To help explain the offer and to answer any questions you may have, an employee meeting will be held tomorrow, July 31, 2009, at 9:00 a.m., Pacific Daylight Time, in Café Roma at the Company’s headquarters. If you cannot attend in person, you may attend a later conference call, with access instructions to be provided as necessary.

We know that the materials describing the offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the offer. We believe this offer potentially is very important to you and recommend that you take the time to study the materials, ask questions if needed and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact Susan Bruce by phone at (650) 962-8848 extension 3052 or email at sbruce@iridex.com.

Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

If you choose to participate in the offer, you will need to deliver a completed Election Form no later than 5:00 p.m., Pacific Daylight Time, on August 27, 2009 (unless the offer is extended), to Susan Bruce by hand delivery to 1212 Terra Bella Avenue, Mountain View, CA 94043, by fax at (650) 940-4710 or by email at sbruce@iridex.com.

If we have not received your properly completed, signed and dated Election Form before the offer expires, you will have rejected this offer and you will keep your current options. A copy of the Election Form is included in the offer documents as well as attached to this email.

Thank you,

Theodore A. Boutacoff

President and Chief Executive Officer

Attachments:

Schedule of Personal Outstanding Eligible Options

Offer to Exchange Certain Outstanding Options for New Options

Election Form